SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿   (ALSO  ADMITTED IN ENGLAND & WALES)

*     (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 22, 2013

Via EDGAR

Larry Spirgel, Assistant Director

Celeste Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accounting Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Mobile Limited (CIK No. 0001584133)
Response to the Staff’s Comment Letter Dated October 3, 2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, Sungy Mobile Limited (formerly named Sungy Data Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on September 27, 2013.

U.S. Securities and Exchange Commission

October 22, 2013

In accordance with the Jumpstart Our Business Startups Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 21 days after the date hereof.

Concurrent with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 3, 2013. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

*            *             *

Mobile applications products and services, page 74

1.	We note that you have total monthly active users notated in the table. Further on page 102 you disclose the active users by GO series products. If the number of active users you present for a GO series product is counted as an active user for another product(s), please clearly notate the possibility of the overlap where you present the total users.

The Company respectfully submits that when the Company calculates the total number of monthly active users of all the GO series products as presented on page 74 of the Registration Statement, the Company counts each individual user only once regardless of the number of GO series products such individual user may be using. Thus, there is no overlap in presenting the total active users number as on page 74 of the Registration Statement. To clarify this point, the Company has revised the definition for “monthly active user” on page 12 of the Registration Statement.

U.S. Securities and Exchange Commission

October 22, 2013

2.	The monthly active users totals your present on page 95 are not in agreement with those presented on page 74. Please reconcile the differences.

The Company respectfully advises the Staff that the monthly active users numbers on page 74 differ from those presented on page 95 because on page 74, the monthly active user numbers are for three-month periods, whereas on page 95, the monthly active user numbers are for half-year periods. In response to the Staff’s comment, the Company has revised the disclosure to present the active user numbers on page 99 for three-month periods.

Description of Share Capital, page 142

3.	It is not sufficient to merely reference your articles of association, the Companies Law, or other “applicable law” when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure under “Transfer of Ordinary Shares,” “Redemption, Repurchase and Surrender of Ordinary Shares,” “Variations of Rights of Shares,” “Proceedings of Board of Directors,” and “Changes in Capital” to reduce your reliance on the term “subject to” because it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We note also that your disclosure of a minimum notice period of fourteen days under “General Meetings of Shareholders, page 144” and in the risk “The voting rights of holders, page 49” should be reconciled with your disclosure of ten days under the heading “How do you vote, page 155.” Please update your discussion under “Description of American Depositary Shares, page 154” as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 155-157 and 166-177 of the Registration Statement.

Unaudited condensed consolidated balance sheets, page F-37

4.	Please revise to include a pro forma balance sheet presented alongside the historical balance sheet giving effect to the conversion of your A, B and C preferred shares. Also if the conversion will result in a material reduction of earnings per share, please include pro forma EPS for the latest year and interim period giving effect to the conversion.

In response to the Staff’s comment, the Company has revised its unaudited condensed consolidated balance sheet to include a pro forma balance sheet as of June 30, 2013 presented alongside the historical balance sheet giving effect to the conversion of the Company’s redeemable Series A, B and C convertible preferred shares. Please see page F-37 of the Registration Statement. The Company advises the Staff that the conversion of the Company’s redeemable Series A, B and C convertible preferred shares will not result in a material reduction of earnings per share for the year ended December 30, 2012 and the six-month period ended June 30, 2013 because on a pro forma basis, the effect would be anti-dilutive.

U.S. Securities and Exchange Commission

October 22, 2013

*            *             *

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Mobile Limited
Winston Li, Chief Financial Officer, Sungy Mobile Limited
David Kong, Partner, KPMG Huazhen (SGP)
Francis Duan, Partner, KPMG Huazhen (SGP)
Leiming Chen, Partner, Simpson Thacher & Bartlett LLP